Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

April 25, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	Michael Purcell Daniel Morris

Re:	American Battery Technology Company Correspondence to Registration Statement on Form S-3 Filed February 23, 2024 File No. 333-276329

Dear Messrs. Purcell and Morris:

Set forth below are the responses of American Battery Technology Company (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 6, 2024 regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Form 8-K filed January 22, 2024

Exhibit 96.1, page 1

1.	We note that you have filed an updated technical report summary dated January 2024, and that the updated technical report summary includes a resource update; however the economic analysis includes the mineral resources from your prior technical report summary, that are no longer current and appear to be obsolete. A cash flow analysis in an initial assessment is not required, as suggested by Item 1302(d)(4) of Regulation S-K, however when an economic analysis is included in the initial assessment it should be based upon the current mineral resources.

Please revise the January 2024 technical report summary to remove the economic analysis that is based upon your mineral resources that are no longer current, or update the economic analysis with the current mineral resources.

On April 25, 2024, the Company filed a Current Report on Form 8-K disclosing a revised technical report summary, entitled “Amended Resource Estimate and Initial Assessment with Project Economics for the Tonopah Flats Lithium Project, Esmeralda and Nye counties, Nevada, USA” and dated April 5, 2024 (the “Amended TRS”). The Amended TRS filed therewith includes an updated economic analysis to reflect the current mineral resources.

Location	Mailing Address P.O. Box 8749 Denver, CO 80201-8749	Contact
555 17th Street, Suite 3200 Denver, CO 80202-3921		p: 303.295.8000 | f: 303.295.8261 www.hollandhart.com

Holland & Hart LLP Anchorage Aspen Billings Boise Boulder Cheyenne Denver Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

United States Securities and Exchange Commission Page 2

2.	We note the disclosure on page 89 of the January 2024 technical report summary that the lithium cut-off grade was calculated using the processing and general and administrative costs, as well as the lithium price, and recovery provided in Table 11-9. Please expand the disclosure to clarify how the inputs reconcile to the 300ppm resource cut-off grade and provide us with the underlying calculations.

The calculated lithium cutoff grade used in Table 11-9 of the Amended TRS is as follows:

ProcCst + G&ACst
LiCog =	(SellPrice – SellCst) * (1-Roy) * Rec * 1,000,000)

Where: ProcCst = Processing cost in $/ton

G&ACst = General and Administrative cost in $/ton

SellPrice = Selling price of Lithium in $/ton LHM

SellCst = Selling cost of product in $/ton

Roy = Royalty in NSR

% Rec = Recovery in %

Using the input parameters outlined in this report, the lithium cutoff grade is (11.62+0.38) / (40,000*6.045-0)*(1-0)*65.7%)*1,000,000 = 76ppm

The pit shells created using these optimization parameters were further constrained to limit the project resources to a grade of 300ppm within claystone only, which was done as a conservative measure to avoid extremely low cutoff grades despite economics. It should be noted that without the grade constraint, the resulting pit shell using these parameters would be larger than has been used for the resources reported herein.

3.	Please obtain a revised technical report summary for our review that includes the changes that you have communicated in your February 23, 2024 response letter, and any changes identified in the current comment letter.

Please see the Amended TRS.

General

4.	We note your responses to the comments in our letter dated January 18, 2024. Please note that we may have additional comments at such time as the revised documents described in your response are filed.

We acknowledge that you may have additional comments.

United States Securities and Exchange Commission Page 3

5.	Additionally please ensure investor presentations, such as those furnished in your 8-K filed on January 24, 2024 and 8-K filed on January 31, 2024, reflect changes communicated in your February 23, 2024 response letter, and any changes identified in the current comment letter.

We acknowledge that future presentations should include information consistent with this comment letter.

Please contact me ((303) 290-1086) or Bret Meich ((775) 561-0454), the Company’s General Counsel, if you should have any questions regarding the responses contained herein.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler
Partner
of Holland & Hart llp

ALB:tnt